
07006586

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48775

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
BlackRock Distributors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

301 Bellevue Parkway
(No. and Street)

Wilmington (City) DE (State) 19809 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Charlene Wilson (412) 762-6348
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
APR 11 2007
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

1700 Market Street, 25th Floor (Address) Philadelphia (City) PA (State) 19103 (Zip Code)

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 30 2007
WASH. D.C.
185

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Charlene Wilson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BlackRock Distributors, Inc., as of and for the year ended Dec. 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None.

Signature

Financial and Operations Principal

Title

Notary Public



COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Joy A. Damico, Notary Public
Monroeville Boro, Allegheny County
My Commission Expires Oct. 7, 2010
Member, Pennsylvania Association of Notaries

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

BlackRock Distributors, Inc.
(SEC I.D. No. 8-48775)

Independent Auditors' Report and
Supplemental Report on Internal Control

Financial Statements and Supplemental Schedules
for the Year Ended December 31, 2006

Filed Pursuant to Rule 17a-5(e)(3)
as a PUBLIC DOCUMENT

BlackRock Distributors, Inc.

(A Wholly-owned Subsidiary of PFPC Distributors, Inc.)

Financial Statements and
Supplementary Information

For the Year ended December 31, 2006

Contents

Deloitte.

Deloitte & Touche LLP
1700 Market Street
Philadelphia, PA 19103-3984
USA

Tel: +1 215 246 2300
Fax: +1 215 569 2441
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
Blackrock Distributors, Inc.

We have audited the following financial statements of Blackrock Distributors, Inc., (a wholly owned subsidiary of PFPC Distributors, Inc.) (the "Company") for the year ended December 31, 2006, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

	Page
Statement of Financial Condition	3
Statement of Income	4
Statement of Changes in Stockholder's Equity	5
Statement of Cash Flows	6

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedules of the Company as of December 31, 2006, are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934.

These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

March 26, 2007

BlackRock Distributors, Inc.

(A Wholly-owned Subsidiary of PFPC Distributors, Inc.)

Statement of Financial Condition

December 31, 2006

Assets	
Cash	$ 21,383,342
Accounts receivable, net of allowance for doubtful accounts of $303	36,978,427
Prepaid expenses	25,990
Interest receivable	91,030
Deferred tax asset	12,803
Total assets	$ 58,491,592
Liabilities and stockholder's equity	
Liabilities:	
Accounts payable	$ 55,436,536
Intercompany payable	43,307
Accrued expenses	3,780
Income taxes payable	150,192
Total liabilities	55,633,815
Stockholder's equity:	
Common stock, $0.01 par value, 1,000 shares authorized; 100 shares issued and outstanding	1
Additional paid-in capital	1,984,273
Retained earnings	873,503
Total stockholder's equity	2,857,777
Total liabilities and stockholder's equity	$ 58,491,592

The accompanying notes are an integral part of these financial statements.

BlackRock Distributors, Inc.

(A Wholly-owned Subsidiary of PFPC Distributors, Inc.)

Statement of Income

For the Year Ended December 31, 2006

Revenues:	
Distribution fees	$ 72,965,037
Service fees	1,083,840
Investment income	340,520
Total revenue	74,389,397
Expenses:	
Distribution expenses	72,965,037
Allocated support services	271,662
Professional and other services	87,055
General office expenses	9,373
Total expenses	73,333,127
Income before income taxes	1,056,270
Provision for income taxes	438,304
Net income	$ 617,966

The accompanying notes are an integral part of these financial statements.

BlackRock Distributors, Inc.

(A Wholly-owned Subsidiary of PFPC Distributors, Inc.)

Statement of Changes in Stockholder's Equity

For the Year Ended December 31, 2006

	Common Stock		Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
	Shares	Amount			
Balances at January 1, 2006	100	$ 1	$ 984,273	$ 255,537	$ 1,239,811
Cash Contribution by Parent	-	-	1,000,000	-	1,000,000
Net income	-	-	-	617,966	617,966
Balances at December 31, 2006	100	$ 1	$ 1,984,273	$ 873,503	$ 2,857,777

The accompanying notes are an integral part of these financial statements.

BlackRock Distributors, Inc.

(A Wholly-owned subsidiary of PFPC Distributors, Inc.)

Statement of Cash Flows

For the Year Ended December 31, 2006

Cash flows from operating activities:		
Net income		$ 617,966
Adjustments to reconcile net income to net cash provided by operating activities:		
Net deferred tax expense	$ (12,782)	
Changes in assets and liabilities:		
Increase in accounts receivable	(36,832,594)	
Increase in prepaid expenses	(5,519)	
Increase in interest receivable	(72,845)	
Increase in accounts payable	51,558,633	
Increase in intercompany payable	22,807	
Increase in accrued expenses	1,935	
Increase in income taxes payable	143,200	
Decrease in other liabilities	(86,163)	
Total adjustments		14,716,672
Net cash provided by operating activities		15,334,638
Cash flows from financing activities:		
Cash contribution by Parent		1,000,000
Net cash provided by financing activities		1,000,000
Net increase in cash		16,334,638
Cash at beginning of year		5,048,704
Cash at end of year		$ 21,383,342
Supplemental cash flows disclosure:		
Income tax payments		$ 312,055
Income tax refunds		$ 4,168

The accompanying notes are an integral part of these financial statements.

BlackRock Distributors, Inc.
(A Wholly-owned Subsidiary of PFPC Distributors, Inc.)

Notes to Financial Statements

December 31, 2006

1. Organization

BlackRock Distributors, Inc. (the "Company") is a wholly-owned subsidiary of PFPC Distributors, Inc. ("PFPCDI") and an indirect wholly-owned subsidiary of PFPC Inc. (the "Parent"), PFPC Trust Company ("Trust Co.") and The PNC Financial Services Group, Inc. ("PNC" or the "Corp."), a publicly traded company. The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of the NASD.

The Company serves solely as distributor and principal underwriter to BlackRock Funds (the "Funds") and, as a result, substantially all of the Company's revenues from these services are earned from the Funds (See Note 5).

2. Significant Accounting Policies

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results may differ from those estimates.

Cash and Cash Equivalents - Cash and cash equivalents consist of cash and short-term, highly liquid investments with original maturities of three months or less. Cash and cash equivalents are generally held at major financial institutions and in open-end money market mutual funds registered under the Investment Company Act of 1940 ("'40 Act").

Accounts Receivable - Accounts receivable includes amounts due from the Funds for the performance of distribution and support services.

Income Taxes - The liability method is used in accounting for income taxes whereby deferred income tax assets and liabilities are determined based on differences between the financial reporting and income tax basis of assets and liabilities and are measured using the enacted tax rates and laws that are expected to be in effect when the differences reverse (See Note 4).

Revenue Recognition - Revenue from service fees, as described in Note 1, is recognized in the period the service is rendered. The Company earns distribution fee revenue from various funds based on a percentage of outstanding net assets of certain classes of shares of such funds. Monies from distribution fees are remitted to external brokers who distribute the shares of these funds to investors. The revenue and expense associated with these fees are included as "Distribution fees" and "Distribution expenses," respectively, in the statement of income.

Investment Income - Investment income is interest income earned on cash and cash equivalents and is recognized when earned.

2. Significant Accounting Policies (continued)

Out-of-Pocket Expenses - The Company records reimbursements from clients for out-of-pocket expenses in accordance with Emerging Issues Task Force Issue No. 01-14, "Income Statement Characterization of Reimbursements Received for Out-of-Pocket Expenses Incurred." Companies that provide services as part of their central ongoing operations generally incur incidental expenses that, in practice, are commonly referred to as "out-of-pocket" expenses. These expenses often include, but are not limited to, expenses related to travel, telecommunications, postage, delivery and bank depository charges. In many cases, the Company and the client agree that the client will reimburse the Company for the actual amount of such expenses incurred. Reimbursements received for out-of-pocket expenses incurred are characterized as "Service fees," while the expenses are included within "Professional and other services" in the statement of income.

Fair Value of Financial Instruments - Statement of Financial Accounting Standards ("SFAS") No. 107, "Disclosures About Fair Value of Financial Instruments," requires the disclosure of the estimated fair values of financial instruments. Substantially all of the Company's assets and liabilities are considered financial instruments, as defined by SFAS 107. Fair value is defined as the price at which a financial instrument could be liquidated in an orderly manner over a reasonable time period under present market conditions.

SFAS 107 requires that the fair value of financial instruments be estimated using various valuation methodologies. Quoted market prices, when available, are used as the measure of fair value. The estimated fair value of financial instruments that have a short-term maturity may approximate the carrying amount of such financial instruments.

The Company's financial instruments are short-term in nature. Consequently, carrying amounts of these assets and liabilities approximated estimated fair value. The Company considers the amounts recorded for the financial instruments on the statement of financial condition to be reasonable estimates of fair value.

Recently Issued Accounting Pronouncements - In September 2006, the Financial Accounting Standards Board issued "SFAS" 157, Fair Value Measurements, which clarifies the definition of fair value and requires companies to expand their disclosure about the use of fair value to measure assets and liabilities in interim and annual periods subsequent to initial recognition. Adoption of SFAS 157 requires the use of the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. At this time, the Company is in the process of reviewing the impact, if any, of SFAS 157 on the Company's financial statements.

2. Significant Accounting Policies (continued)

In July 2006, Financial Accounting Standards Board Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109" was issued. FIN 48 clarified the accounting for uncertainties in income taxes recognized in the financial statements and sets forth recognition, derecognition and measurement criteria for certain tax positions taken or expected to be taken in a tax filing. For the Company, this guidance will apply to all tax positions taken or expected to be taken beginning on January 1, 2007. The Company is currently evaluating the impact of FIN 48 and does not believe that adoption will have a significant impact on the financial statements.

In November 2006, the SEC issued Staff Accounting Bulletin No. 108 ("SAB 108"), "Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements." Adoption of SAB 108 requires the determination that an error is material in the current year that includes prior-year effects may result in the need to correct prior-year financial statements, even if the misstatement in the prior year or years is considered immaterial. SAB 108 is effective for financial statements issued for fiscal years ending after November 15, 2006. The adoption of this bulletin is not expected to have an impact on the Company's financial statements.

3. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (the "Rule"), which requires the maintenance of minimum net capital. The Company has elected to use the basic method permitted by the Rule, which requires that the Company maintain minimum net capital equal to the greater of $25,000 or 6 2/3% of aggregate indebtedness, as defined. The Rule also requires that aggregate indebtedness not exceed 15 times net capital. The SEC requirements provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met.

The Company filed their December 31, 2006 quarterly FOCUS report on January 16, 2007, reflecting $901,130 in excess of minimum required net capital. In February 2007, the Company recorded an audit adjustment to reflect an accrual for current month Distribution Fees, which created a net capital deficiency at December 31, 2006 of $1,561,496. Immediately subsequent thereto, the Company communicated the net capital violation to the NASD. On February 28, 2007, a capital infusion of $4 million was made by PFPCDI, which eliminated the net capital deficiency.

3. Net Capital Requirements (continued)

The Company has complied with the exemptive provisions of SEC Rule 15c3-3(k)(1), limiting business to the distribution of mutual funds and/or variable life insurance or annuities. The Company does not hold customer funds or safekeep customer securities.

4. Income Taxes

The operating results of the Company are included in the consolidated U.S. Federal tax return of the Corp. and its subsidiaries. For state income tax purposes, the Company files on a separate company basis. Federal income taxes are calculated as if the Company filed a separate federal income tax return.

The income tax expense included in the statement of income as determined in accordance with SFAS No. 109, "Accounting for Income Taxes," is as follows:

At December 31, 2006	
Current income taxes:	
Federal	$345,293
State	105,792
Total current income taxes	451,085
Deferred income taxes:	
Federal	(12,542)
State	(239)
Total deferred income taxes	(12,781)
Total income tax provision	$438,304

The provision for federal income taxes is different from the amount which would be provided by applying the federal statutory income tax rate of 35 percent to income before income taxes, primarily as a result of state income taxes. The Company does not have any significant temporary differences.

The deferred tax asset of $12,803 was included on the statement of financial condition. A valuation allowance against the Company's deferred tax assets is not considered necessary as of December 31, 2006.

5. Related Party Transactions

Related party revenues of $74,048,877 were generated by providing distribution and administrative support services to affiliated open-end investment companies. At December 31, 2006, $36,978,427 of revenue was accrued for services performed for affiliated open-end investment companies. This balance was included in "Accounts receivable" on the statement of financial condition.

The financial statements are prepared from the separate records maintained by the Company. The Company shares office space and equipment with the Parent, which is under common control of the Corp. Accordingly, the Company has been charged for such shared costs. The Parent, the Corp. and certain other affiliates provide administrative, legal, human resource and other general support services, the cost of which is also allocated to the Company. For the year ended December 31, 2006, these allocations totaled $273,741, which are included in "Allocated support services" and "Professional and other services" in the statement of income. At December 31, 2006, amounts payable to the Parent totaled $43,307, which are included in "Intercompany payable" on the statement of financial condition.

The deferred tax asset of $12,803, recorded on the statement of financial condition, will result in an intercompany receivable. The income taxes payable of $150,192, as recorded on the statement of financial condition, is an intercompany payable. For the year ended December 31, 2006, income tax payments of $312,055 were paid to the Corp. and Trust Co. and income tax refunds of $4,168 were received from the Corp. and Trust Co.

The Company is party to a Master Sale and Servicing agreement with an affiliate, PNC Investment Corp. ("PNCIC"). Under this agreement, PNCIC advances commissions on B and C share funds to third parties in exchange for rights to future cash flows collected by the funds.

The members of the Board of Directors of the Company are employees of the Parent or Trust Co. For the year ended December 31, 2006, the Board members did not receive any remuneration for their services.

6. Subsequent Event

On February 28, 2007, the Company received a capital contribution of $4 million from PFPCDI.

Supplementary Information

BlackRock Distributors, Inc.

(A Wholly-owned Subsidiary of PFPC Distributors, Inc.)

Reconciliation of the Computation of Net Capital under SEC Rule 15c3-1

December 31, 2006

	Per audited Financial Statements	Per FOCUS Filing	Difference	
Net Capital:				
Stockholder's equity	$ 2,857,777	$ 2,857,777	$ -	
Deduction for nonallowable assets:				
Accounts receivable	243,892	243,892	-	
Prepaid expenses	25,990	25,990	-	
Deferred tax asset	12,803	0	12,803	*
Net capital before haircuts on securities positions	2,575,092	2,587,895	(12,803)	
Haircuts on securities:				
Investment in money market mutual fund (2% of $21,383,342)	427,667	427,667	-	
Net capital	$ 2,147,425	$ 2,160,228	$ (12,803)	
Aggregate Indebtedness:				
Items included on statement of financial condition:				
Accounts payable	$ 55,436,536	$ 18,702,001	$ 36,734,535	**
Intercompany payable	43,307	43,307	-	
Accrued expenses	3,780	3,780	-	
Deferred tax liability	-	4,392	(4,392)	*
Income taxes payable	150,192	132,997	17,195	*
Total aggregate indebtedness	$ 55,633,815	$ 18,886,477	$ 36,747,338	
Computation of Basic Net Capital Requirement:				
Minimum net capital required (greater of 6 2/3% of aggregate indebtedness or $25,000)	$ 3,708,921	$ 1,259,098	$ 2,449,823	
Net capital in excess (deficit) of required minimum	$ (1,561,496)	$ 901,130	$ (2,462,626)	
Excess net capital @ 1000% (net capital less 10% of aggregate indebtedness)	$ (3,415,957)	$ 271,580	$ (3,687,536)	
Ratio of aggregate indebtedness to net capital	25.91 to 1	8.74 to 1	17.17 to 1	

Statement Pursuant to SEC Rule 17a-5(d)(4):

The Company filed their December 31, 2006 quarterly FOCUS report on January 16, 2007, reflecting $901,130 in excess of minimum required net capital.

* A tax reclassification entry was made after the December 31, 2006 quarterly FOCUS report was filed that caused a difference between the amounts reported in the FOCUS report previously filed and amounts reported in the audited financial statements.

** The Company recorded an audit adjustment in February 2007 to reflect an accrual for current month Distribution Fees, which created a net capital deficiency at December 31, 2006. Immediately subsequent thereto, the Company communicated the net capital violation to the NASD. On February 28, 2007, a capital infusion of $4 million was made by PFPCDI, which eliminated the net capital deficiency.

BlackRock Distributors, Inc.

(A Wholly-owned Subsidiary of PFPC Distributors, Inc.)

Computation for Determination of Reserve Requirement and Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3

December 31, 2006

The Company has elected the exemption under Rule 15c3-3(k)(1) of the Securities and Exchange Commission, limiting business to the distribution of mutual funds and /or variable life insurance or annuities. At December 31, 2006, the Company held no customer funds and had no required deposit.

Deloitte.

Deloitte & Touche LLP
1700 Market Street
Philadelphia, PA 19103-3984
USA

Tel: +1 215 246 2300
Fax: +1 215 569 2441
www.deloitte.com

March 26, 2007

BlackRock Distributors, Inc.
301 Bellevue Parkway
Wilmington, DE 19809

In planning and performing our audit of the financial statements of BlackRock Distributors, Inc., (a wholly owned subsidiary of PFPC Distributors, Inc.) (the "Company") as of and for the year ended December 31, 2006 (on which we issued our report dated March 26, 2007), in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs, and would not necessarily identify all deficiencies in internal control that might be material weaknesses as defined above; except we noted distribution fees which were not properly accrued at December 31, 2006, which also resulted in a net capital deficiency under SEC Rule 15c3-1. As such, BlackRock Distributors infused capital into the Company to correct the deficiency. The SEC has previously been notified of this matter which has now been corrected and properly accrued in the financial statements.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives except as noted above.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

END